Filed by Redfin Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Redfin Corporation
Commission File No.: 001-38160
The following is a transcript of the Q&A between Glenn Kelman, Chief Executive Officer of Redfin Corporation (“Redfin”), and Varun Krishna, Chief Executive Officer of Rocket Companies, Inc., at the Redfin town hall held on March 11, 2025.
Intro from Glenn:
•Hi Redfin! I’m thrilled to introduce you to my friend Varun, the CEO of Rocket.
•Thanks Varun for coming, especially at such a busy time.
•Glenn to share a bit about what he admires about Varun and Rocket.
Glenn to ask questions to Varun:
1.Varun, I’d love to ask you a few questions. Tell us a little bit about you and why you love Redfin.
a.Team, I am so honored to be here today. I have such deep love for Redfin, your product and your journey.
b.I know news like this is a lot to process. Many of you watching today have been with Redfin for a very long time and this is a major moment in its history. As we start to look at the next chapter, we see a bright future that we will shape together. One that builds upon the great work all of you have done over the years.
c.I have been using Redfin for decades. I consider it to be an OG in the real estate space. Redfin was where I found my first home. I use your mobile app almost every single day in my personal life and I have for a very long time.
d.I know every feature in your product and mobile app, and I am a power user and believer in what you’ve built.
e.To talk a little bit about me:
i.Degree in Computer Engineering from University of Waterloo in Canada
ii.Started career at Microsoft working on technology and also speech writing. I spent my early career days out here in Seattle and I love it here.
iii.Then had roles at Groupon, Paypal and Intuit, leading consumer products including Turbo Tax

2.For the Redfin team, I think it would be great to hear about why you want to bring our two companies together.
a.Well, you already heard about my deep love for Redfin, but beyond that – there are some key things that stood out to us.
b.Our mission at Rocket is to Help Everyone Home. We believe there is deep power in homeownership to bring family together and build wealth – and all of the pride that comes with that.
c.Redfin is a powerhouse brand that directly aligns with our mission. I view Redfin to be one of the single most powerful names in real estate.
d.As I got to know Glenn more and learned more about Redfin, I found I loved it even more. Redfin has a culture and history of innovation and disruption – just like Rocket.
e.I have always admired the way Redfin combines technology with service. I think both Rocket and Redfin understand that technology is helping us build for the future, but at its heart, real estate is still a relationships business with agents at the heart of the experience. Technology should help us strengthen those relationships and improve the connection with our customers. One of the most compelling parts about Redfin is how you bring together those two pieces: service and technology.
f.Ultimately, bringing our two companies together is about leveraging these principles to create a first-of-its kind homeownership platform. Our overarching strategy at Rocket is AI-fueled homeownership – and that’s what we plan tobuild together.
g.There is no company in the world right now that offers a nationally scaled experience from home search portal and real estate agent network to mortgage, title and servicing. That’s what we are building.
h.Ultimately, the Redfin brand, data, agents, and overall team will allow us to grow the entire experience and help more consumers.
3.I know there are a lot of details we still need to work out and we won't be able to give folks all of the information about the transition plans right now. But of course, Redfin employees have a lot of questions about your vision for our brokerage, Bay Equity and Title Forward. Can you share a bit about that?
a.This partnership is about bringing together two companies that are leaders in real estate and leveraging our strengths. We love the Redfin brand and plan to maintain it.
b.The Redfin brokerage and agents will add such an important connection to clients for Rocket. And with that, Rocket in the future will be able to help connect Redfin agents with more mortgage customers we have relationships with. This sort of growth would benefit our title businesses as well.

c.For the Bay Equity team, we will aim to ensure you have access to competitive pricing that we will be able to offer with our scale – and a lineup of mortgage products that help you be even more competitive with your clients. This includes products like jumbo loans and closed-end second mortgages.
d.Overall, we want to work together to build our future. We will need to figure out together exactly what that will look like, but open communication is a commitment of mine throughout this process.
4.You joined Rocket just a year ago. What can you tell us about Rocket culture and why you joined?
a.The phrase I used to describe Rocket when I joined just over a year ago was “sleeping giant.”
b.I have always closely followed the FinTech industry and something about Rocket always felt different – it was this gritty company out in Detroit founded by Dan Gilbert, who was also well-known for the role he played in rebuilding Detroit and owning the Cleveland Cavaliers.
c.Rocket had figured out how to innovate and lead across its almost 40-year history in what I would argue is the most complex category of finance – mortgage. It is a hyper localized and regulated category – as many watching today already know – and I admired what the company had done in that space.
d.Then I started to think about the power of our product, which isn’t really a mortgage – it’s homeownership and the dignity and pride that comes with owning a home. It’s the American Dream. There’s nothing more powerful than that. You see that ethos come through in our marketing and newly-launched Rocket brand.
e.Rocket’s culture is so core to who we are, and I can’t wait for all of you to join us and help build it even stronger. Our Founder Dan Gilbert built the culture around the ISMs, which are our core values put into writing. They explain not just what we value, but how we work together and support each other.
f.Redfin has been known forever for its high customer focus, and that’s a value shared at Rocket through our ISM, “Every client. Every time.”
g.I know “do the right thing” is a value we both share. Other ISMs we have that I love are “launch and learn” and “we’ll figure it out.”

5.Can you give us an overview of Rocket Companies and the services that you offer consumers and how you see Redfin fitting in?
a.Our core business is mortgage, which most of you probably know. We have the best team in the business that supports this function, ensuring we are offering great mortgage rates and new products that help us better market to consumers.
b.We offer jumbo loans, home equity loans, fast preapprovals and we have a very powerful marketing function that ensures consumers know about these unique advantages we offer.
c.We also have a focus in personal finance, supported by Rocket Money – formerly Truebill – and Rocket Loans, which offers personal loans. Rocket Money allows us to have a more ongoing relationship with our clients outside of mortgage, offering a way to meet people earlier in their homeownership journey.
d.Rocket Money was also an acquisition of ours and I am proud of the way we have integrated our businesses and learned from each other.
6.Varun, you talked about AI already and you have really inspired me with the possibilities you see for Redfin and Rocket through AI. Can you talk a bit more about that?
a.We feel strongly that the future of homeownership will be AI-powered and the leaders in that wave will disrupt the industry.
b.In the press release for this deal we mentioned that Redfin and Rocket have a combined 14 petabytes of data. Redfin’s data will be highly relevant to the Rocket mission and vice versa.
c.In the future, this will improve our insights about our customers, allowing us to better target relevant products to them and put the power of AI in the hands of not only our consumers, but our agents, loan officers and all of our team members.
d.I know our audience today is a group of tech adopters, but let me also make one point very clear: I view AI as the way to supercharge our team and supercharge our business. It is not here to replace our team.
e.Our vision is to grow this business and to grow the key functions of mortgage, real estate brokerage, title, online presence and our product suite.
f.The homeownership market is one of the largest sectors in the country and no single player has double digit market share. There is so much room for growth and AI can help us scale our business in ways we haven’t seen previously.

7.I know we have our own use cases around AI and ways we are adopting it, but I’d love to hear more about how we may look to supercharge the team through AI in the future.
a.Last year, we were able to save our team members 1 million hours of time just on mortgage qualification tasks alone.
b.In Q4 of last year, our Mortgage Bankers and Operations teams served 54% more clients than the year before.
c.For the Bay Equity team, this is the sort of technology we would love to arm you with as well. That, plus our suite of products and our ability to offer competitive rates will help us all win.
d.Looking at the brokerage side of Redfin, the merging of our companies creates a ton of opportunity. Rocket saw an 8% increase in purchase mortgage share last year and we interact with millions of serviced clients every month. Think of the possibilities of our combined dataset and creating smarter AI models that can offer insights to our agents about when a consumer is ready to purchase a home.
8.Varun, any closing thoughts for the team before we wrap up today?
a.I am just really grateful to have had the opportunity today to meet many of you and for the chance to continue learning more about what makes Redfin so special.
b.As I mentioned in the beginning, this sort of news can be really jarring and I am really thankful for the way you welcomed me today.
c.We have a few months before this partnership is official, but I will be back out to Seattle and investing in learning a lot more about your business and the work all of you do.
d.We look forward to a really bright future ahead.

Forward-Looking Statements
This communication contains statements herein regarding the proposed transaction between Rocket Companies, Inc. (“Rocket”) and Redfin Corporation (“Redfin”); future financial and operating results; benefits and synergies of the transaction; future opportunities for the combined company; the conversion of equity interests contemplated by the Agreement and Plan of Merger, (the “Merger Agreement”) entered into by Rocket and Redfin on March 9, 2025; the issuance of common stock of Rocket contemplated by the Merger Agreement; the expected filing by Rocket with the Securities and Exchange Commission (“SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus of Rocket and a proxy of Redfin to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. Such forward-looking statements are based upon current beliefs, expectations and discussions related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.
Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Rocket’s and Redfin’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approval by Redfin’s stockholders, and the potential failure to satisfy the other conditions to the consummation of the proposed transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Rocket’s or Redfin’s ability to attract, motivate, retain and hire key personnel and maintain relationships with lead agents, partner agents and others with whom Rocket or Redfin does business, or on Rocket’s or Redfin’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Rocket’s and Redfin’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, including the risk of stockholder litigation in connection with the proposed transaction, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Rocket or Redfin may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require payment of a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Rocket’s or Redfin’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Rocket securities to be issued in the proposed transaction; (xii) the risk that integration of the Rocket and Redfin businesses post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; and (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Rocket and Redfin.

These risks, as well as other risks related to the proposed transaction, will be described in the Registration Statement that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Additional factors that may affect future results are contained in each company’s filings with the SEC, including each company’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof is hereby disclaimed.
Important Information for Investors and Stockholders
In connection with the proposed transaction, Rocket plans to file with the SEC the Registration Statement on Form S-4, containing the Proxy Statement/Prospectus. After the Registration Statement has been declared effective by the SEC, the Proxy Statement/Prospectus will be delivered to stockholders of Redfin. Investors and securityholders of Rocket and Redfin are urged to read the Registration Statement and any other relevant documents filed with the SEC, including the Proxy Statement/Prospectus that will be part of the Registration Statement when they are available because they will contain important information about Rocket, Redfin, the proposed transaction and related matters. Investors and securityholders of Rocket and Redfin will be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Rocket and Redfin, without charge, at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC by Rocket will be available free of charge under the SEC Filings heading of the Investor Relations section of Rocket’s website at ir.rocketcompanies.com. Copies of the documents filed with the SEC by Redfin will be available free of charge under the Financials & Filings heading of the Investor Relations section of Redfin’s website investors.redfin.com.
Participants in Solicitation
Rocket and Redfin and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Redfin’s stockholders in respect of the transaction under the rules of the SEC. Information regarding Rocket’s directors and executive officers is available in Rocket’s Annual Report on Form 10-K for the year ended December 31, 2024 and Rocket’s proxy statement, dated April 26, 2024, for its 2024 annual meeting of stockholders, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of the Rocket’s securities by Rocket’s directors or executive officers from the amounts described in Rocket’s 2024 proxy statement have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Rocket’s 2024 proxy statement and are available at the SEC’s website at www.sec.gov. Information regarding Redfin’s directors and executive officers is available in Redfin’s Annual Report on Form 10-K for the year ended December 31, 2024 and Redfin’s proxy statement, dated April 25, 2024, for its 2024 annual meeting of stockholders, which can be obtained free of charge through the website maintained by the SEC at http://
www.sec.gov. Any changes in the holdings of Redfin’s securities by Redfin’s directors or executive officers from the amounts described in Redfin’s 2024 proxy statement have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Redfin’s 2024 proxy statement and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.